September 28, 2009

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Response Letter dated September 24, 2009

File No. 000-50838

Dear Mr. Mancuso:

On behalf of NetLogic Microsystems, Inc. (“NetLogic” or the “Company”), this letter confirms the Company’s receipt of the letter dated September 28, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Response Letter dated September 24, 2009. For the convenience of the staff, the text of the comment is restated below in italics prior to the Company’s response. As discussed with the staff today, this letter is being filed via EDGAR as correspondence along with a copy of the one page (page 30) that was revised in response to the staff’s comments.

Recommendation of NetLogic’s Board of Directors, page 29

1.	It is unclear from your proposed revisions in response to prior comment 3 how the financial analyses prepared by management relates to and supports your board’s conclusions as to the transaction and consideration. Therefore, we reissue the comment.

Response:

The Company has revised the disclosure at page 30 in response to this comment. The additional disclosure on page 30 is intended to convey the largely qualitative nature of the financial analyses presented to the board and that such analyses were not a significant part of the board’s deliberations.

*        *        *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

United States Securities and Exchange Commission

September 28, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (650) 849-4816 or by fax at (650) 849-4800 with any questions or comments regarding this letter.

Very truly yours,

/s/ Alan B. Kalin

Alan B. Kalin

Bingham McCutchen LLP

cc:	Ronald Jankov (NetLogic Microsystems, Inc.)

Michael Tate (NetLogic Microsystems, Inc.)

and 2012 of $75.2 million, $100.4 million, $129.1 million, and $153.6 million, respectively; projected gross margin percentages reasonably comparable to our historical gross margins; and projected operating expenses, excluding stock-based compensation and the amortization of intangible assets and taking into account our management’s estimation of cost reductions through economies of scale and the elimination of duplicative costs, of $56.1 million, $58.8 million, $63.9 million, and $74.2 million, respectively. The financial analyses prepared by management included estimated combined revenue and gross margin statistics for us and RMI post-acquisition incorporating our management’s projections; a breakdown of RMI’s capitalization and estimated liquidation preferences; a test set of valuation data using publicly available revenue and earnings multiples and gross market valuation information for us and Cavium Networks, Inc., a public company competitor of RMI; and a discounted cash flow valuation for RMI using management’s rough estimate of RMI’s long-term future cash flows and discount rates of 15% to 20%; all of which were presented in order to demonstrate that the proposed purchase price that management was negotiating was within a range of valuations using simple data points.

The financial analyses and operating results estimates prepared by our management were prepared from limited sources of information and can not be considered representative of actual future revenues and expenses attributable to the acquired business. The analyses and estimates were prepared for the purpose of providing our board of directors an indication of how the acquired business operations might look if viewed on a standalone basis in light of assumptions deemed reasonable when management prepared them. Subsequent to the acquisition, we intend to fully integrate the operations of RMI with our own, and results will be reported on a combined basis as a single business segment. We do not intend to provide disclosure of future operating results in the manner implied by the information prepared by management for use by our board of directors. The foregoing information contains “forward-looking statements.” Please refer to the disclosure and disclaimer regarding “forward-looking statements” contained elsewhere in this proxy statement under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS.”

Our board of directors considered the financial analyses prepared by our management, along with the potential benefits and negative factors described above. In addition, our board considered management’s reports on their due diligence review of RMI’s products, technology, customer feedback, pending orders and backlog, and our management’s analysis of the markets for RMI’s products. As well, the members of our board of directors have substantial industry experience and they gave considerable weight to management’s analysis of RMI’s business because of the significant industry segment and customer overlap which enabled our management to conduct its own evaluation of RMI’s products and potential business opportunities through our industry sources and customer contacts. Thus, our board of directors considered the potential for the RMI acquisition to provide a major expansion of our market opportunities, increase the scale of our operations and elevate our importance as a strategic supplier to our major customers to represent significant value in the transaction. However, due to the broad set of factors considered in connection with its evaluation of the merger and the complexity of these matters, our board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In particular, our board of directors did not attribute a special weight or significance to projections and financial analyses prepared by our management. In addition, individual members of our board of directors may have given differing weights to different factors.

After careful consideration of the overall benefits and risks presented by the proposed acquisition of RMI, our board of directors resolved unanimously that the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of the stockholders of NetLogic and approved the merger agreement, the merger, the issuance of shares of our common stock in connection with the merger and the other transactions contemplated by the merger agreement. The NetLogic board of directors recommends that the stockholders of NetLogic vote “FOR” approval of the issuance of shares of our common stock in connection with the merger.

Interests of NetLogic’s Officers and Directors in the Merger

Our directors and officers will receive no extra or special benefit that is not shared on a pro rata basis by all other holders of our common stock in connection with the merger.

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